                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION




                                    FORM 11-K




               (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2002

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ___________to __________

                          Commission file number 0-3613

         A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                                   SouthTrust
                                   401(k) Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of principal executive office:

                             SouthTrust Corporation
                              420 North 20th Street
                            Birmingham, Alabama 35203

                             SOUTHTRUST 401(k) PLAN
                 Financial Statements and Supplemental Schedule
                           December 31, 2002 and 2001
                   (With Independent Auditors' Report Thereon)
                                      0504

                             SOUTHTRUST 401(k) PLAN
                 Financial Statements and Supplemental Schedule
                           December 31, 2002 and 2001

                                Table of Contents

                                                                                                    PAGE
Independent Auditors' Reports                                                                         1-2

Financial Statements:
   Statements of Net Assets Available for Benefits -- December 31, 2002 and 2001                       3
   Statements of Changes in Net Assets Available for Benefits -- Years ended December 31,
      2002 and 2001                                                                                    4

Notes to Financial Statements                                                                          5

SUPPLEMENTAL SCHEDULE

Schedule I:   Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) --
              December 31, 2002                                                                        9



EXHIBITS

23       Independent Auditors' Consent
99.1     Section 906 Certification
99.2     Section 906 Certification

                            INDEPENDENT AUDITORS' REPORT


The Administrative Committee
SouthTrust 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the SouthTrust 401(k) Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2001 financial statements were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion in their report dated April 26, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SouthTrust 401(k) Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2002 was made for the purpose of forming an opinion on the 2002 basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the 2002 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.

June 20, 2003

                                                       KPMG LLP

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
SouthTrust 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the SOUTHTRUST 401(K) PLAN as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the SouthTrust 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP

Birmingham, Alabama
April 26, 2002


THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED REPORT AND ARTHUR ANDERSEN LLP HAS NOT REISSUED THE REPORT.

                             SOUTHTRUST 401(k) PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001

                                                        2002                2001
                                                    ------------        ------------
Assets:
  Cash                                              $    973,727           1,317,385
  Investments at fair value                          355,864,201         381,525,215
  Participant loans                                   10,713,114           9,819,426
  Employer contributions receivable                   18,524,670          15,728,167
  Accrued interest and dividends receivable              956,808             775,918
                                                    ------------        ------------
Liabilities:
  Fees payable                                              --                 1,483
                                                    ------------        ------------
           Net assets available for benefits        $387,032,520         409,164,628
                                                    ============        ============



See accompanying notes to financial statements.

                             SOUTHTRUST 401(k) PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2002 and 2001

                                                                             2002                  2001
                                                                         -------------         -------------
Employee contributions                                                   $  26,437,922            22,075,916
Rollover contributions                                                       2,129,691             1,008,948
Employer contributions                                                      18,524,670            15,728,167
Investment income (loss):
  Interest income                                                            1,653,555             2,791,192
  Dividends from investment funds                                            2,857,563             5,019,621
  Net appreciation (depreciation) in fair value of investments             (46,662,844)           16,500,945
  Dividends from SouthTrust common stock                                     3,305,238             2,697,461
                                                                         -------------         -------------
           Total investment (loss) income                                  (38,846,488)           27,009,219
Other receipts                                                               1,324,097             2,896,718
                                                                         -------------         -------------
                                                                             9,569,892            68,718,968
                                                                         -------------         -------------
Benefit payments                                                           (31,702,000)          (33,421,616)
Administrative expenses                                                             --                (8,493)
Interfund transfers                                                                 --               (10,477)
                                                                         -------------         -------------
           Net increase (decrease)                                         (22,132,108)           35,278,382
Net assets available for benefits, beginning of year                       409,164,628           373,886,246
                                                                         -------------         -------------
Net assets available for benefits, end of year                           $ 387,032,520         $ 409,164,628
                                                                         =============         =============


See accompanying notes to financial statements.

                             SOUTHTRUST 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(1)      PLAN DESCRIPTION

         The following brief description of the SouthTrust 401(k) Plan (the
         Plan) is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         (a)      GENERAL

                  The Plan is a defined contribution plan established by SouthTrust Corporation (the Company) under the provisions of
                  Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for the benefit of eligible employees of the Company.

                  The Plan covers substantially all employees of the Company who have completed six months of service or more. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (b)      CONTRIBUTIONS

                  Participants may contribute up to 15% of their compensation, subject to annual percentage limitations as determined by the Administrative Committee of the Plan and the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Elective contributions of the participant's salary are matched dollar for dollar by the Company, up to 6% of the participant's total eligible annual salary, as defined by the Plan. Contributions from the Company are allocated to investment funds based on participant elections.

         (c)      PLAN TRUSTEE

                  SouthTrust Bank, corporate trustee of the Plan and a subsidiary of the Company, holds the Plan's investments and executes transactions for the plan.

         (d)      PARTICIPANT ACCOUNTS

                  A participant account is maintained for each participant in the Plan. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of any plan earnings or losses. Forfeitures of terminated participants' nonvested accounts are used to reduce the contribution made by the Company. For the years ended December 31, 2002 and 2001, forfeited accounts totaled $536,144 and $946,371, respectively, which were used to reduce employer contributions.

         (e)      VESTING

                  Participants are immediately vested in their voluntary contributions and any earnings or losses thereon. Vesting in the remainder of their account is based on years of credited service. Prior to January 1, 2002, participants became 100% vested after five years of credited service with no vesting before five years of credited service. Effective January 1, 2002, the vesting period was changed so that participants become 100% vested after three years of credited service with no vesting before three years of credited service. Participants are also vested in any monies that have become withdrawable and any rollover contributions to the Plan.


                                       5                             (Continued)

                             SOUTHTRUST 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



         (f)      INVESTMENT OPTIONS

                  Participants direct contributions, including employer-matching contributions, into various investment options including mutual funds, money market funds, and Company stock. The underlying assets of mutual funds are invested in publicly traded debt, equity, and other securities options.

         (g)      PARTICIPANT LOANS

                  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding investments in SouthTrust stock fund. The loans are secured by the balance in the participant's account and bear interest at prime plus 100 basis points (5.25% at December 31, 2002), which is commensurate with local prevailing rates as determined quarterly by the Committee. The balance of participant loans at December 31, 2002 and 2001 totaled $10,713,114 and $9,819,426, respectively. Principal and interest is paid ratably through semi-monthly payroll deductions. All loans must be repaid within five years. Interest rates ranged from 5.25% to 5.75% during 2002.

         (h)      WITHDRAWALS

                  While employed, participants are permitted to withdraw part of the Company's contribution to the cash investment funds after the funds have been on deposit for two full years excluding investments in SouthTrust stock fund. The amount withdrawable is 50% of the contribution from the Company allocated to the participant's account.

         (i)      PAYMENT OF BENEFITS

                  Upon termination of service, a participant will receive a lump-sum amount or rollover to another qualified plan or IRA equal to their vested portion in the quarter following the termination date. Upon qualified retirement, permanent disability or death, the participant/beneficiary may elect to receive the total amount of his/her account either in a lump-sum payment or in annual or more frequent installments over a period not to exceed the lesser of 30 years or the life expectancy of the participant or the participant and his/her beneficiary.

         (j)      ADMINISTRATIVE EXPENSES

                  The Plan document allows for administrative expenses to be paid by the Plan, however, the Company pays all administrative expenses except for management fees related to investment funds, transfer fees on Company stock, and brokerage commissions on purchases and sales of Company stock.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)      BASIS OF PRESENTATION

                  The accompanying financial statements are presented on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

         (B)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of nets assets available for benefits and changes therein. Actual results could differ from these estimates.


                                       6                             (Continued)

                             Southtrust 401(K) Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001


         (C)      Valuation of Investments

                  Cash equivalents are stated at cost, which approximates fair value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price. Investment transactions are recorded on the settlement date at the amount determined on the trade date. No adjustments were required to place the financial statements on a trade date basis.

                  Net realized and unrealized appreciation (depreciation) is recorded in the accompanying financial statements as net appreciation (depreciation) in fair value of investments.

                  The Plan provides for investments in various investment securities that in general are exposed to various risks, such as interest rate credit and overall market volatility. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

         (D)      Benefit Payments

                  Benefits are recorded when paid.


(3)      INVESTMENTS

         During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                                YEAR ENDED DECEMBER 31
                                                                               2002                 2001
                                                                           ------------          ----------
         Net appreciation (depreciation) in fair value during year:
            SouthTrust common stock                                        $  1,729,061          20,989,977
            Mutual funds                                                    (48,391,905)         (4,489,032)
                                                                           ------------          ----------
                                                                           $(46,662,844)         16,500,945
                                                                           ============          ==========


         The fair value of individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are as follows:

                                                                  2002                                 2001
                                                     ------------------------------       ------------------------------
                                                     Number of Units      Amount          Number of Units      Amount
                                                     ---------------   ------------       ---------------    -----------
         SouthTrust Value Fund                           9,906,418     $117,787,310          10,433,097      166,825,221
         SouthTrust Corporation Stock Fund               4,975,006      123,628,899           4,795,009      118,292,872
         SouthTrust U.S. Treasury Money Market Fund     68,351,617       68,351,617          64,266,592       64,266,592
         SouthTrust Bond Fund                            1,837,488       19,220,126                  --               --


                                       7                             (Continued)

                             SOUTHTRUST 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(4)      RELATED PARTY TRANSACTIONS

         The Trustee, SouthTrust Bank's Asset Management acts as trustee, custodian, and recordkeeper of the Plan. The trustee is a subsidiary of the Company. Additionally, at December 31, 2002 and 2001, respectively the Plan owned $123,628,899 (4,975,006 shares) and $118,292,872
         (4,795,009 shares) in Company stock.

(5)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)      TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated September 18, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Administrative Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC as of the financial statement dates.

                                                                      SCHEDULE I

                             SOUTHTRUST 401(k) PLAN

             Schedule H, Line 4i - Schedule of Assets (Held at End
                           of Year) December 31, 2002


                                                                                  NUMBER OF                 CURRENT
           IDENTITY OF ISSUE AND DESCRIPTION OF ASSETS                              UNITS                    VALUE
           -------------------------------------------                         ----------------           ------------
         Cash equivalents:
          *SouthTrust U.S. Treasury Money Market Fund                          68,351,617                 $ 68,351,617
                                                                                                          ------------
         Notes and mortgages:
           Participant loans, collateralized by participant accounts
             interest rates ranging from 5.25% to 5.75%                        10,713,114                   10,713,114
                                                                                                          ------------
         Mutual funds (fixed):
          *SouthTrust Bond Fund                                                 1,837,488 units             19,220,126
          *SouthTrust Income Fund                                                 462,598 units              4,556,593
           Federated U.S. Government Bond Fund                                    631,696 units              7,365,573
                                                                                                          ------------
                                                                                                            31,142,292
                                                                                                          ------------
         Mutual Funds (equity);
           Dreyfus Emerging Leaders Fund                                          165,320 units              4,589,285
           Federated Kaufmann, Class A Fund                                       374,878 units              1,293,329
           Templeton Growth Fund, Class A Fund                                    235,077 units              3,744,783
          *SouthTrust Value Fund                                                9,906,418 units            117,787,310
          *SouthTrust Growth Fund                                                 918,394 units              5,326,686
                                                                                                          ------------
                                                                                                           132,741,393
                                                                                                          ------------
         SouthTrust common stock:
          *SouthTrust Corporation Stock Fund                                    4,975,006 shares           123,628,899
                                                                                                          ------------
                    Total                                                                                 $366,577,315
                                                                                                          ============

         *Indicates party-in-interest


See accompanying independent auditors' report.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the SouthTrust 401(k) Plan Benefits Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                       SOUTHTRUST 401 (k) PLAN
                                       SOUTHTRUST CORPORATION




Date: June 30, 2003

                                       /s/ Charles Whitfield, Jr.
                                       ----------------------------------------
                                       Charles Whitfield, Jr.
                                       Director Corporate Human Resources and
                                       Chairman of the Administrative Committee
                                       SouthTrust Corporation